Exhibit 99.1

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(Amount in USD thousands, except for share and per share data, or otherwise noted)

	As of Jun 30, 2024	As of Jun 30, 2025
	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	5,609	1,824
Accounts receivable, net	3,772	18,648
Deposits, prepayments and other receivables	34	502
Derivative financial instruments	312	831
Total current assets	9,727	21,805

Non-current assets:
Property and equipment, net	4	1
Right-of-use assets, net	99	37
Deferred offering costs	1,152	2,492
Total non-current assets	1,255	2,530
TOTAL ASSETS	10,982	24,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,521	18,227
Accrued liabilities	87	51
Dividend payables	2,245
Amount due to shareholder	99	1
Lease liabilities	62	38
Income tax payable	157	105
Total current liabilities	5,171	18,422

Non-current liabilities:
Lease liabilities	36
Loan from shareholder	5,000	4,000
Non-current liability	5,036	4,000
TOTAL LIABILITIES	10,207	22,422

Commitments and contingencies	—	—

Shareholders’ equity:
Ordinary share, par value US$0.000005, 100,000,000,000 shares authorized, 15,000,000 shares issued*	**	**
Additional paid-up capital	695	695
Retained earnings	34	1172
Other reserve	46	46
Total shareholders’ equity	775	1,913
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,982	24,335

*	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.
**	— Denotes amount less than US$1,000.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)
(Amount in USD thousands, except for share and per share data, or otherwise noted)

	For the six months period ended June 30,
	2024	2025
	US$’000	US$’000
Revenues	143,761	102,000
Cost of revenue	(141,959)	(100,925)
Gross profit	1,802	1,075
General and administrative expenses	(1,635)	(692)
Profits from operations	167	383

Other income:
Gain on disposal of property	177
Foreign exchange gain	1	8
Interest income	135	35
Shipping charges reimbursed	10	201
Other income	5	1
Total other income	328	245

Income before income tax	495	628
Income tax expense	(45)	(68)
NET INCOME	450	560
TOTAL COMPREHENSIVE INCOME	450	560

Net income per share
Basic and diluted**	0.030	0.037
Weighted average number of ordinary shares outstanding Basic and diluted**	15,000,000	15,000,000

*	— Denotes amount less than US$1,000.
**	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in USD thousands, except for share and per share data, or otherwise noted)

		Ordinary Shares*		Additional			Total
	Note	No. of shares	Amount	paid-up capital	Other reserve	Retained earnings	shareholders’ equity
		’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2024		15,000	**	695	46	1,084	1,825
Dividends	14	—	—	—	—	(1,500)	(1,500)
Net income		—	—	—	—	450	450
Balance as of June 30, 2024		15,000	**	695	46	34	775
Dividends	14					612	612
Net income						560	560
Balance as of June 30, 2025		15,000	**	695	46	1,172	1,913

*	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.
**	— Denotes amount less than US$1,000.

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)
(Amount in USD thousands, except for share and per share data, or otherwise noted)

	For the six months period ended June 30,
	2024	2025
	US$’000	US$’000
Cash flows from operating activities:
Net income after tax	450	560
Depreciation of property and equipment	7	3
Amortization of right-of-use assets	20	25
Gain on disposal of property	(177)
Interest expense	89	(88)

Change in working capital:
Accounts receivable, net	(3,059)	(14,876)
Deposits, prepayments and other receivables	1	(468)
Other non-current assets	(1,152)	(1,340)
Accounts payable	2,521	15,706
Accrued liabilities	12	(36)
Lease liabilities	(22)	(23)
Income tax payable	(89)	(52)
Net cash provided by/(used in) operating activities	(1,399)	(589)

Cash flows from investing activities:
Derivative financial instruments	(295)	(519)
Proceeds from disposal of property	957
Amount due from shareholder	—
Net cash (used in)/provided by investing activities	(1,252)	(519)

Cash flows from financing activities:
Amount due to related party	—
Amount due to shareholder	11	(10)
Dividend paid	(2,500)	(2,667)
Net cash used in financing activities	(2,489)	(2,677)

Net change in cash and cash equivalents	(2,636)	(3,785)

BEGINNING OF FINANCIAL PERIOD	8,245	5,609

END OF FINANCIAL PERIOD	5,609	1,824

Supplemental Cash Flow Information:
Cash paid for income taxes	(134)	(90)
Cash paid for interest	(1)	(5)

Supplemental schedule of noncash financing activities
Loan from shareholder	5,000	4,000

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